SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a).


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _________)


                              ROYAL PRECISION, INC.
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   780921-10-2
                                 (CUSIP Number)


                             Kenneth J. Warren, Esq.
                      5134 Blazer Parkway, Dublin, OH 43017
                                 (614) 766-1960
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 March 28, 2002
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 2 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Richard P. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     117,602
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     10,696,367
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       117,602
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     10,696,367
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,813,969(1)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    75.0%(2)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(1) Consists of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which Richard P. Johnston ("RPJ") serves as a Trustee; (ii) 153,248 shares held by the Johnston Family Living Trust (the
"Trust") of which RPJ serves as a Trustee; (iii) 147,808 shares held by the Johnston Family Charitable Foundation (the "Foundation") of which RPJ serves as a Trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant"); (vi) 5,113,972 shares to be issued to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement"); (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1"); (viii) 59,200 shares covered by the exercisable portion of a warrant dated March 19, 2002 (the "Trust Warrant 2") authorized by the Board of Directors of the Issuer to be issued to the Trust pursuant to the terms of a Guaranty Agreement dated March 19, 2002 (the "Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender currently being negotiated and certain other guaranties and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by Christopher A. Johnston ("CAJ") which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement"), (ii) 28,750 shares subject to RPJ Stock Options, (iii) 600,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by the Trust which is not convertible until the occurrence of a default (the "Trust Note"), (iv) up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events, (v) up to 2,420,000 shares which may be issued to the Trust pursuant to the terms of the Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000, (vi) 343,812 shares owned by Kenneth J. Warren ("KJW") of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in
Item 6 and (vii) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE Option Agreement"). RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.
(2) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 14,414,485 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant,
(c) 5,113,972 shares issuable pursuant to the Conversion Agreement, (d) 36,000 shares issuable in respect of Trust Warrant 1, (e) 145,200 shares issuable in respect of Trust Warrant 2, (f) 600,000 shares issuable upon the conversion of the Trust Note, (g) 2,420,000 shares issuable pursuant to the Guaranty Agreement and (h) 62,550 shares subject to the RPJ-DE Option Agreement.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 3 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Kenneth J. Warren
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     627,102
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       627,102
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    627,102(3)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.3%(4)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(3) Consists of (a)(i) 344,479 shares held by Kenneth J. Warren ("KJW"); (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 ("the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan"); (iii) 300 shares held by the Profit Sharing Plan; (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 (the "KJW Note") held by the Profit Sharing Plan which is not convertible until the occurrence of a default; (ii) 30,000 shares owned by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); and (iii) 20,000 shares subject to the non-exercisable portion of the KJW Options. Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation.
(4) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,081,842 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; (b) 12,000 shares issuable in respect of the KJW Warrant, and (c) 200,000 shares issuable upon the conversion of the KJW Note.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 4 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Christopher A. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     2,059,063
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       2,059,063
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,059,063(5)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.8%(6)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(5) Consists of (a)(i) 1,159,803 shares held by CAJ; (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant");
(iii) 121,750 shares held by KJW subject an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option") and (b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), (ii) 600,000 shares issuable upon conversion of a subordinated note held by CAJ dated March 8, 2002 (the "CAJ Note"), which is not convertible until the occurrence of a default, and (iii) 121,510 shares sold on February 25, 2002 by CAJ for a promissory note secured by a pledge agreement on such shares as described in Item 6.
(6) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,485,519 shares to reflect (a) 36,000 shares issuable upon exercise of the CAJ Warrant, (b) 20,000 shares issuable upon exercise of the CAJ Options, and (c) 600,000 shares issuable upon the conversion of the CAJ Note.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 5 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: David E. Johnston
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     234,875
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       234,875
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    234,875(7)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.0%(8)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(7) Consists of (a) 198,769 shares held by David E. Johnston ("DEJ"), (b) 11,106 shares subject to employee stock options held by DEJ (the "DEJ Options") which are currently exercisable and (c) 25,000 shares subject to the DEJ Options which are not exercisable within the next 60 days. Does not include any shares held by the Foundation of which DEJ is President but as to which he shares no voting or dispositive power. DEJ disclaims beneficial ownership of any shares owned by the Foundation.
(8) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 5,865,625 shares to reflect 36,106 shares issuable under the DEJ Options.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 6 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Charles S. Mechem, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     280,700
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       280,700
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    280,700(9)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.6%(10)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(9) Consists of (a)(i) 5,500 shares held by Charles S. Mechem, Jr. ("CSM"), (ii) 8,200 shares held on behalf of CSM in a self-directed IRA; (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable; (iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant") and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; (ii) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by CSM which is not convertible until the occurrence of a default (the "CSM Note"); and (iii) 30,000 shares owned by CRT#3 subject to an option dated July 24, 2001, granted by CRT#3 to CSM to purchase such shares from CRT#3.
(10) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,066,519 to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, (b) 12,000 shares issuable in respect of the CSM Warrant, and (c) 200,000 shares issuable upon the conversion of the CSM Note.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 7 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: John C. Lauchnor
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     356,000
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -3,500-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       356,000
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -3,500-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    359,500(11)
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.8%(12)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

(11) Consists of (a)(i) 3,500 shares held by John C. Lauchnor ("JCL") and his wife, (ii) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant") and (b) the following which are not exercisable within the next 60 days: (i) 100,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by JCL (the "JCL Note") which is not convertible until the occurrence of a default and (ii) 250,000 shares subject to an employee stock option held by JCL (the "JCL Option").
(12) Based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,185,519 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant, (b) 250,000 shares issuable upon exercise of the JCL Option and (c) 100,000 shares issuable upon the conversion of the JCL Note.

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 8 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Robert Jaycox
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States of America
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     1,000
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     1,000
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    less than 1%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP NO. 780921-10-2             SCHEDULE 13D                Page 9 of 26 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON: Royal Associates, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    N/A
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    -0-
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    -0-
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

        Common Stock, par value $.001 per share
        Royal Precision, Inc., a Delaware corporation (the "Issuer") 535 Migeon Avenue
        Torrington, CT 06790

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is being filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Richard P. Johnston ("RPJ"); Kenneth J. Warren ("KJW"), Christopher A. Johnston ("CAJ"), David E. Johnston ("DEJ"), Charles S. Mechem, Jr. ("CSM"), John C. Lauchnor ("JCL"), Robert Jaycox ("RJ") and Royal Associates, Inc., a Delaware corporation ("RA"). RPJ, KJW, CAJ, DEJ, CSM, JCL, RJ and RA are sometimes hereinafter collectively referred to as the "Reporting Persons". RPJ, Jayne A Johnston, the Trust, the Foundation and CRT#3 (each of the Trust, the Foundation and CRT#3 identified elsewhere in this Item 2 or Item 5) have previously filed a Report on
Schedule 13D dated March 1, 2001, as amended by Amendment No. 1 thereto dated September 12, 2001; Amendment No. 2 thereto dated October 6, 2001, Amendment No. 3 thereto dated March 21, 2002 and Amendment No. 4 thereto dated March 28, 2002 (collectively, the "RPJ Schedule 13D"). The RPJ Schedule 13D is updated and amended by information with respect to RPJ alone herein contained. KJW has previously  filed a Report on  Schedule  13D dated  February  22, 2002 (the "KJW
Schedule 13D"). The KJW Schedule 13D is updated and amended by information with respect to KJW herein contained. CAJ has previously filed a Report on Schedule 13D dated September 20, 2000 as amended by Amendment No. 1 thereto dated
September  12,  2001 and  Amendment  No.  2  thereto  dated  February  22,  2002
(collectively, the "CAJ Schedule 13D"). The CAJ Schedule 13D is updated and amended by information with respect to CAJ herein contained. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Each Reporting Person disclaims beneficial ownership of any shares owned by any other Reporting Person except for options to buy, or to require another to buy, shares granted by a Reporting Person to another Reporting Person described elsewhere in this
Schedule 13D.

     (b) - (c)

     RPJ is Chairman of the Board of Directors and Chief Executive Officer and a director of the Issuer. The business address of RPJ is 4350 Greens Place, Wilson, Wyoming 83014. Mr. Johnston's principal occupation and employment is as Chairman of the Issuer.

     KJW is an attorney at law and a director and Secretary of the Issuer. The business address of KJW is 5134 Blazer Parkway, Dublin, Ohio 43017. Mr. Warren's principal occupation and employment is as proprietor of the Law Offices of Kenneth J. Warren.

     CAJ is President of Merbanco, Incorporated, a merchant banking firm, and a director of the Issuer. The business address of CAJ is 3490 Clubhouse Drive, Suite 102, Jackson, Wyoming 83001. CAJ's principal occupation and employment is as President of Merbanco, Incorporated.

     DEJ is President of the Johnston Family Charitable Foundation ("Foundation") and a director of the Issuer. The business address of DEJ is 1935 Muirhead Loop, Tucson, Arizona 85737. DEJ's principal occupation and employment is as President of the Foundation.

     CSM is a retired executive and a director of the Issuer. The business address of CSM is 425 Walnut Street, Suite 1800, Cincinnati, Ohio 45202. CSM is a retired executive and not currently employed.

     JCL is President and a director of the Issuer. The business address of JCL is 535 Migeon Avenue, Torrington, Connecticut 06790. JCL's principal occupation and employment is as President of the Issuer.

     RJ is an owner/operator of McDonald's of Jackson Hole, Inc., 1110 West Broadway, Jackson, Wyoming 83001, a franchised fast food restaurant.

     RA is a Delaware corporation, engaged in the business of evaluating a corporate development and financing opportunity. The principal business address of RA is 5134 Blazer Parkway, Dublin, Ohio 43017. The capital stock of RA is to be owned by RPJ, KJW, CAJ, DEJ, CSM, RJ and JCL. Pursuant to Instruction C to
Schedule 13D of the Act, the only directors, executive officers and controlling persons of RA are as follows:

                                                            Principal occupation
Name and title                      Address                 and employment
--------------                      -------                 --------------

RPJ, Chairman and CEO, Director     As stated above         As stated above
CAJ, President, Director            As stated above         As stated above
KJW, Secretary, Director            As stated above         As stated above
DEJ, Treasurer, Director            As stated above         As stated above
CSM, Director                       As stated above         As stated above
RJ, Director                        As stated above         As stated above
JCL, Director                       As stated above         As stated above

     (d)-(e) During the last five years, none of the Reporting Persons or others identified in this Item 2, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America. RA is organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares covered by this report were acquired with the respective Reporting Persons' own funds or the funds of the respective entities whose ownership may be deemed to be the indirect beneficial ownership of the respective Reporting Persons as reported in this Schedule, except that KJW acquired substantially all of the shares purchased by him in 1996 and 1999 on credit. See Item 6.

ITEM 4. PURPOSE OF TRANSACTION.

     On March 28, 2002, the Reporting Persons entered into a subscription agreement reflecting their agreement to evaluate one or more potential proposals which may result in a merger or other extraordinary transaction and cause the common stock of the Issuer to cease to be quoted in an inter-dealer quotation system of a registered national securities association and become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, and which may result in potential changes in membership or terms of the present board of directors and changes in the Issuer's certificate of incorporation or bylaws. Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no plans or proposals to engage in any of the transactions referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D but may consider certain of such types of transactions and reserve the right to develop such plans or proposals in the future.

     Except for the foregoing, the Reporting Persons acquired and continue to hold the shares of common stock reported herein for investment purposes. Each of the Reporting Persons intends to review continuously his or its equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease his equity interest in the Issuer by acquiring additional shares of common stock or warrants therefor (or exercising warrants therefor, or converting promissory notes, for shares of common stock in accordance with the terms and conditions of such Reporting Person's respective warrant agreements or promissory notes) or by disposing of all or a portion of such Reporting Person's holdings, subject to any applicable legal and contractual restrictions on such Reporting Person's ability to do so. In addition, in connection with the Issuer's ongoing needs for additional capital, the Reporting Persons have from time to time engaged in discussions with respect to one or more privately negotiated investments in the Issuer which may be purchases of additional common stock, loans or direct investments in assets of the Issuer, or a combination of all, and which may involve one or more additional accredited individual or institutional investors or lenders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     RPJ

          (a) (i) Amount beneficially owned: 10,813,969 consisting of (a) (i) 1,384,135 shares held by the Johnston Family Charitable Remainder Unitrust #3 ("CRT#3") of which RPJ serves as a Trustee, and which RPJ may, pursuant to
Section 13d-3, be deemed to  beneficially  own by virtue of his being a trustee;
(ii) 153,248 shares held by the Johnston Family Living Trust (the "Trust") of which RPJ serves as a Trustee and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (iii) 147,808 shares held by the Foundation and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (iv) 26,302 shares subject to employee stock options (the "RPJ Stock Options") held by RPJ that are currently exercisable; (v) 152,192 shares issuable upon exercise of a warrant dated October 26, 2001 held by the Foundation (the "JF Warrant") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (vi) 5,113,972 shares to be issued to the Foundation upon conversion of a subordinated note dated October 26, 2001 (the "JF Note") pursuant to the terms of a Conversion Agreement dated March 11, 2002 between the Foundation and the Issuer (the "Conversion Agreement") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (vii) 36,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by the Trust (the "Trust Warrant 1") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee; (viii) 59,200 shares covered by the exercisable portion of a warrant dated March 19, 2002 (the "Trust Warrant 2") authorized by the Board of
Directors of the Issuer to be issued to the Trust pursuant to the terms of a Guaranty Agreement dated March 19, 2002 (the "Guaranty Agreement") wherein the Trust has agreed to provide a guaranty to the Issuer's financial lender currently being negotiated and certain other guaranties and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares held by CAJ which CRT#3 may be required to purchase from CAJ pursuant to a Put Agreement dated August 31, 2001 (the "Put Agreement") and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee, (ii) 28,750 shares subject to RPJ Stock Options,
(iii) 600,000  shares  issuable upon  conversion  of a  subordinated  note dated
February 28, 2002 held by the Trust which is not convertible until the occurrence of a default (the "Trust Note") and which RPJ may, pursuant to
Section 13d-3, be deemed to  beneficially  own by virtue of his being a trustee,
(iv) up to 86,000 shares issuable pursuant to Trust Warrant 2 which is not exercisable until the occurrence of certain events and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee, (v) up to 2,420,000 shares which may be issued pursuant to the terms of the Guaranty Agreement upon enforcement of guaranties issued by the Trust and conversion of the underlying guarantied debt of $605,000 and which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a trustee (vi) 343,812 shares owned by KJW of which 334,031 shares are pledged to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, and 9,781 shares are pledged to the Trust, to secure certain notes issued by KJW as more fully described in Item 6 and all of which shares referred to in this clause (vi) RPJ may, pursuant to Section 13d-3, be deemed to beneficially own by virtue of his being a partner or trustee and (vii) ) 62,550 shares subject to employee stock options held by Danny Edwards which, if exercised by Mr. Edwards, could be acquired by RPJ or his nominee pursuant to the terms of a Stock Option Purchase Agreement dated February 28, 2001 between RPJ and Mr. Edwards (the "RPJ-DE
Option Agreement"), which RPJ may, pursuant to Section 13d-3, be deemed to beneficially own. RPJ disclaims beneficial ownership of all shares of the Issuer except (x) the RPJ Stock Options, (y) any shares owned by the Trust, and (z) any shares owned by CRT#3 in excess of 13.6% of the aggregate shares owned by CRT#3.

          (ii) Percent of Class:75.0%, based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 14,414,485 shares to reflect (a) 55,052 shares subject to the RPJ Stock Options, (b) 152,192 shares issuable on exercise of the JF Warrant, (c) 5,113,972 shares issuable pursuant to the Conversion Agreement, (d) 36,000 shares issuable in respect of Trust Warrant 1, (e) 145,200 shares issuable in respect of Trust Warrant 2, (f) 600,000 shares issuable upon the conversion of the Trust Note, (g) 2,420,000 shares issuable pursuant to the Guaranty Agreement, and (h) 62,550 shares subject to the RPJ-DE Option Agreement.

     (b) Number of shares as to which RPJ has:

          (i)   Sole power to vote or to direct the vote: 117,602

          (ii)  Shared power to vote or to direct the vote: 10,696,367

          (iii) Sole power to dispose or to direct the disposition of: 117,602

          (iv)  Shared  power  to  dispose  or to  direct  the  disposition  of:
                10,696,367

     (c) During the last 60 days, CRT #3 purchased an aggregate of 7,500 shares as follows:

              Date        Number of Shares      Price Per Share ($)
              ----        ----------------      -------------------
             1/23/02              500                  .998
             1/23/02            1,000                  1.00
             1/24/02            1,500                  1.00
             1/25/02            1,500                   .98
             1/28/02            1,500                .99798
             1/29/02            1,500                  .998

All of said purchases were made in the open market on the Nasdaq National Market System.

On February 1, 2002, the Foundation acquired 147,808 shares at a cost of $.25 per share by partially exercising the JF Warrant.

On February 28, 2002, in a privately negotiated transaction, the Trust lent to the Issuer the sum of $150,000 and received therefor Trust Warrant 1 providing for the purchase of up to 36,000 shares at a price of $.25 per share and the Trust Note convertible into 600,000 shares at a price of $.25 per share based on its original principal amount (plus additional shares for interest), which is not convertible until the occurrence of a default. The shares issuable upon exercise of Trust Warrant 1 and the Trust Note are included in the shares reported as beneficially owned by RPJ. The Trust has agreed in principle to a subordination arrangement with the Issuer's lender on substantially the same terms as are contained in an existing subordination agreement between the Foundation, the Issuer and the Issuer's lender. In connection with this transaction, the Trust entered into the Registration Rights Agreement disclosed in Item 6.

In a privately negotiated transaction, the Issuer has entered into the Conversion Agreement dated March 11, 2002 with the Foundation pursuant to which the Foundation has agreed to convert its principal debt of $5,000,000 represented by the JF Note into equity and, if converted on request of the Issuer's institutional lender, the conversion will be deemed to have occurred on March 11, 2002, subject to a condition subsequent that the Issuer's institutional lender request the Foundation to convert the Issuer's debt to common stock. When converted, the conversion will also cover shares issuable on conversion in respect of interest accruing through March 31, 2002. The shares issuable under the terms of the Conversion Agreement are included in the shares reported as beneficially owned by RPJ.

In a privately negotiated transaction, on March 19, 2002, the Issuer entered into the Guaranty Agreement with the Trust, whereby, the Trust agreed to provide a guarantee of the repayment of certain amounts of money the Issuer is obligated to pay to the Issuer's institutional lender and others. If the Trust was required to provide the maximum amount of funds under the Guaranty Agreement, $605,000, and the Trust elected to convert the amount of such debt into shares at the rate of $.25 per share, the Trust would receive 2,420,000 shares, excluding any shares that may be obtainable by converting any additional amounts of interest that may be either paid by the Trust on behalf of debt owed by the Issuer, or owed to the Trust. In exchange for entering into the Guaranty Agreement, the Trust was granted Trust Warrant 2 providing for the purchase of up to 59,200 shares at a price of $.25 per share, and the right to purchase an additional 86,000 shares at the same price upon the occurrence of certain events. The shares issuable under the terms of the Guaranty Agreement and Trust Warrant 2 are included in the shares reported as beneficially owned by RPJ.

     KJW

     (a) (i) Amount beneficially owned: 627,102 consisting of (a)(i) 344,479 shares held by KJW, (ii) 12,000 shares currently exercisable pursuant to a warrant dated February 28, 2002 (the "KJW Warrant") held by DWR, Custodian for Kenneth Warren, Attorney at Law, fbo Kenneth J. Warren, VIP Plus Profit Sharing Plan (the "Profit Sharing Plan") which KJW may be deemed pursuant to Rule 13d-3 to beneficially own by virtue of his holding voting and investment power; (iii) 300 shares held by the Profit Sharing Plan which KJW may be deemed pursuant to Rule 13d-3 to beneficially own by virtue of his holding voting and investment power; (iv) 20,323 shares subject to employee stock options (the "KJW Options") that are currently exercisable, and (b) the following which are not exercisable within the next 60 days: (i) 200,000 shares issuable upon conversion of a subordinated note (the "KJW Note") held by the Profit Sharing Plan dated February 28, 2002 which is not convertible until the occurrence of a default;
(ii) 30,000 shares owned by CRT#3 subject to an option granted by CRT#3 to KJW to purchase such shares from CRT#3 (the "KJW-CRT#3 Option"); and (iii) 20,000 shares subject to the KJW Options. Does not include any shares held by the Foundation of which KJW is a trustee but as to which he shares no voting or dispositive power. KJW disclaims beneficial ownership of any shares owned by the Foundation.

          (ii) Percent of Class:10.3%, based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,081,842 shares to reflect (a) 40,323 shares issuable upon exercise of the KJW Options; (b) 12,000 shares issuable in respect of the KJW Warrant, and (c) 200,000 shares issuable upon the conversion of the KJW Note.

     (b) Number of shares as to which KJW has:

          (i)   Sole power to vote or to direct the vote: 627,102

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 627,102

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c) On February 28, 2002, in a privately negotiated transaction, the Profit Sharing Plan lent to the Issuer the sum of $50,000 and received therefor the KJW Warrant to purchase up to 12,000 shares at a price of $.25 per share and the KJW Note convertible into 200,000 shares at a price of $.25 per share based on its original principal amount (plus additional shares for interest), which is not convertible until the occurrence of a default. The shares issuable upon exercise of the KJW Warrant and the KJW Note are included in the shares reported as beneficially owned by KJW. KJW has agreed in principle to a subordination arrangement with the Issuer's lender on substantially the same terms as are contained in an existing subordination agreement between the Foundation, the Issuer and the Issuer's lender. In connection with this transaction, the Profit Sharing Plan entered into the Registration Rights Agreement disclosed in Item 6.

On February 28, 2002, in a privately negotiated transaction, KJW granted CAJ an option to purchase up to 121,750 shares at a price of $.25 per share as described in Item 6.

     CAJ

     (a) (i) Amount beneficially owned: 2,059,063 consisting of (a)(i) 1,159,803 shares held by CAJ, (ii) 36,000 shares issuable upon exercise of a warrant dated March 8, 2002 held by CAJ (the "CAJ Warrant"); (iii) 121,750 shares held by KJW subject to an option dated February 28, 2002 granted by KJW to CAJ to purchase such shares from KJW which is currently exercisable (the "CAJ-KJW Option") and
(b) the following which are not exercisable within the next 60 days: (i) 20,000 shares subject to employee stock options held by CAJ (the "CAJ Options"), (ii) 600,000 shares issuable upon conversion of a subordinated note dated March 8, 2002 held by CAJ (the "CAJ Note"), which is not convertible until the occurrence of a default, and (iii) 121,510 shares sold by CAJ on February 25, 2002 for a promissory note, the repayment of which was secured by a pledge agreement on such shares as described in Item 6.

     (a) (ii) Percent of Class:31.8%, based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,485,519 shares to reflect the (a) 36,000 shares issuable upon exercise of the CAJ Warrant, (b) 20,000 shares issuable upon exercise of the CAJ Options, and (c) 600,000 shares issuable upon the conversion of the CAJ Note.

     (b) Number of shares as to which CAJ has:

          (i)   Sole power to vote or to direct the vote: 2,059,063

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 2,059,063

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c) On February 25, 2002 in a privately negotiated transaction, CAJ sold 121,510 shares of common stock at $.25 per share to DJDK L.L.C., a Nevada limited liability company ("DJDK"), for a promissory note in the principal amount of $30,377.50, the repayment of which was secured by a pledge of the shares sold.

On February 28, 2002, in a privately negotiated transaction, CAJ acquired an option to purchase 121,750 shares of common stock at $.25 per share from KJW as described in Item 6.

On March 8, 2002, in a privately negotiated transaction, CAJ lent to the Issuer the sum of $150,000 and received therefor the CAJ Warrant to purchase up to 36,000 shares at a price of $.25 per share and the CAJ Note convertible into 600,000 shares at a price of $.25 per share based on its original principal amount (plus additional shares for interest) which is not convertible within the next 60 days. The shares issuable upon exercise of the CAJ Warrant and the CAJ Note are included in the shares reported as beneficially owned by CAJ. CAJ has agreed in principle to a subordination arrangement with the Issuer's lender on substantially the same terms as are contained in an existing subordination agreement between the Foundation, the Issuer and the Issuer's lender. In connection with this transaction, CAJ entered into the Registration Rights Agreement disclosed in Item 6.

     DEJ

     (a) (i) Amount beneficially owned: 234,875 consisting of (a) 198,769 shares held by DEJ, (b) 11,106 shares subject to employee stock options held by DEJ (the "DEJ Options") which are currently exercisable and (c) 25,000 shares subject to DEJ Options which are not exercisable within the next 60 days. Does not include any shares held by the Foundation of which DEJ is President but as to which he shares no voting or dispositive power. DEJ disclaims beneficial ownership of any shares owned by the Foundation.

          (ii) Percent of Class:4.0%, based on 5,829,519 shares outstanding, as adjusted upward to 5,865,625 shares to reflect 36,106 shares issuable under the DEJ Options.

     (b) Number of shares as to which DEJ has:

          (i)   Sole power to vote or to direct the vote: 234,875

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 234,875

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     CSM

     (a) (i) Amount beneficially owned: 280,700 consisting of (a)(i) 5,500 shares held by CSM; (ii) 8,200 shares held on behalf of CSM in a self-directed IRA and which CSM may be deemed, pursuant to 13d-3 to beneficially own by virtue of having voting and dispositive power, (iii) 10,000 shares subject to employee stock options (the "CSM Options") held by CSM which are currently exercisable
(iv) 12,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by CSM (the "CSM Warrant"); and (b) the following which are not exercisable within the next 60 days: (i) 15,000 shares subject to CSM Options; (ii) 200,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by CSM which is not convertible until the occurrence of a default (the "CSM Note"); and (iii) 30,000 shares held by CRT#3 subject to an option dated July 24, 2001 granted by CRT#3 to CSM to purchase such shares from CRT#3 (the "CSM-CRT#3 Option").

          (ii) Percent of Class:4.6%, based on 5,829,519 shares outstanding, as adjusted upward to 6,066,519 shares to reflect (a) 25,000 shares issuable upon exercise of the CSM Options, (b) 12,000 shares issuable in respect of the CSM Warrant, and (c) 200,000 shares issuable upon the conversion of the CSM Note.

     (b) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 280,700

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: 280,700

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     (c) On February 28, 2002, in a privately negotiated transaction, CSM lent to the Issuer the sum of $50,000 and received therefor the CSM Warrant to purchase up to 12,000 shares at a price of $.25 per share and the CSM Note convertible into 200,000 shares at a price of $.25 per share based on its original principal amount (plus additional shares for interest), which is not convertible until the occurrence of a default. The shares issuable upon exercise of the CSM Warrant and the CSM Note are included in the shares reported as beneficially owned by CSM. CSM has agreed in principle to a subordination arrangement with the Issuer's lender on substantially the same terms as are contained in an existing subordination agreement between the Foundation, the Issuer and the Issuer's lender. In connection with this transaction, CSM entered into the Registration Rights Agreement disclosed in Item 6.

     JCL

     (a) (i) Amount beneficially owned: 395,500 consisting of (a)(i) 3,500 shares held by JCL and his wife, (b) 6,000 shares issuable upon exercise of a warrant dated February 28, 2002 held by JCL (the "JCL Warrant"), and (b) the following which are not exercisable within the next 60 days: (i) 100,000 shares issuable upon conversion of a subordinated note dated February 28, 2002 held by JCL (the "JCL Note") which is not convertible until the occurrence of a default and (ii) 250,000 shares subject to an employee stock option held by JCL (the "JCL Option").

          (ii) Percent of Class:5.8%, based on a total of 5,829,519 shares outstanding on February 28, 2002, as adjusted upward to 6,185,519 shares to reflect (a) 6,000 shares issuable in respect of the JCL Warrant, (b) 250,000 shares issuable upon exercise of the JCL Option and (c) 100,000 shares issuable upon the conversion of the JCL Note.

     (b) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 356,000

          (ii)  Shared power to vote or to direct the vote: 3,500

          (iii) Sole power to dispose or to direct the disposition of: 356,000

          (iv)  Shared power to dispose or to direct the disposition of: 3,500

     (c) On February 28, 2002, in a privately negotiated transaction, JCL lent to the Issuer the sum of $25,000 and received therefor the JCL Warrant to purchase up to 6,000 shares at a price of $.25 per share and the JCL Note convertible into 200,000 shares at a price of $.25 per share based on its original principal amount (plus additional shares for interest), but which is not convertible until the occurrence of a default. The shares issuable upon exercise of the JCL Warrant and the JCL Note are included in the shares reported as beneficially owned by JCL. JCL has agreed in principle to a subordination arrangement with the Issuer's lender on substantially the same terms as are contained in an existing subordination agreement between the Foundation, the Issuer and the Issuer's lender. In connection with this transaction, JCL entered into the Registration Rights Agreement disclosed in Item 6.

     RA

     (a) Not applicable

     (b) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: -0-

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv)  Shared power to dispose or to direct the disposition of: -0-

     RJ

     (a) (i) Includes 1,000 shares held in the name of RA and his wife. RA disclaims beneficial ownership of any shares except the 1,000 shares.

          (ii) Percent of Class: less than 1.0%

     (b) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: -0-

          (ii)  Shared power to vote or to direct the vote: 1,000

          (iii) Sole power to dispose or to direct the disposition of: -0-

          (iv)  Shared power to dispose or to direct the disposition of: -1,000

     (c) Not applicable.

     All Reporting Persons

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     RPJ

     (i) On May 29, 1996, the original 80 shares held by KJW in a constituent company prior to a merger in 1999 were pledged by KJW to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, to support the repayment of a promissory note dated May 29, 1996 in the principal amount of $74,326. The maturity of such promissory note has been extended and such note now matures on May 29, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred. These 80 shares were converted to 334,031 shares of the Issuer in the merger and remain subject to the pledge agreement.

     (ii) On September 1, 1999, 3,900 shares were pledged by KJW to the Trust, to enable KJW to purchase on credit shares of the Issuer by delivery of a promissory note to the Trust in the principal amount of $11,688.97. The maturity of such note has been extended and such note now matures on September 1, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred.

     (iii) On October 19, 1999, 5,881 shares were pledged by KJW to the Trust, to enable KJW to purchase on credit shares of the Issuer by delivery of a promissory note to the Trust in the amount of $14,999.52. The maturity of such note has been extended and such note now matures on October 19, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred.

     (iv) On December 7, 2000, CRT#3 lent to the Issuer the sum of $1 million evidenced by the Issuer's Revolving Subordinated Promissory Note (the "Note"). Amendment No. 1 to the Note was executed by the parties as of March 16, 2001. These documents contain a right by CRT#3, upon an event of default under the note, to convert all or any part of the unpaid loans and interest thereon into shares of the Issuer at the rate of one share for each $1.00 of unpaid principal and interest thereon. This note was fully paid at maturity.

     (v) On February 28, 2001, RPJ entered into the RPJ-DE Option Agreement with Danny Edwards providing for the sale of 41,100 shares to RPJ (or his nominee). These shares were acquired by CRT#3 and are included in CRT#3's stockholdings shown herein. The RPJ-DE Option Agreement further provided to RPJ (or his nominee) the right to acquire from Mr. Edwards any shares that Mr. Edwards acquires upon his exercise of options to purchase shares of the Issuer at the strike price of the options. Mr. Edwards has not exercised any of such options.

     (vi) On July 24, 2001, CRT#3 granted seven year options to each of KJW and CSM to purchase 30,000 shares owned by CRT#3. 20% of such options become exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     (vii) On August 31, 2001, CRT#3 granted to CAJ the right to require CRT#3 to purchase up to 200,000 shares from CAJ.

     (viii) On October 26, 2001, the Foundation acquired the JF Note and the JF Warrant to purchase 300,000 shares of the Issuer. The JF Warrant has been exercised as to 147,808 shares. The Issuer has entered into the Conversion Agreement dated March 11, 2002 with the Foundation pursuant to which the Foundation has agreed to convert its principal debt of $1,250,000 into equity and, if converted on request of the Issuer's institutional lender, the conversion will be deemed to have occurred on March 11, 2002, subject to a condition subsequent that the Issuer's institutional lender request the Foundation to convert the Issuer's debt to common stock. When converted, the conversion will also cover 113,972 shares issuable on conversion in respect of interest accruing through March 31, 2002. In addition, the JF Warrant was only exercisable for up to 25,000 shares without approval of the stockholders of the Issuer. The stockholders, in a special meeting held on January 28, 2002 approved the financing and the JF Warrant is now exercisable in its entirety.

     (ix) The Trust entered into a Registration Rights Agreement dated as of February 26, 2002 with the Issuer, CAJ, the Profit Sharing Plan, CSM and JCL providing for certain rights with respect to registration of shares obtained upon exercise of warrants and conversion of debt represented by subordinated notes.

     (x) On February 28, 2002, the Trust lent to the Issuer the sum of $150,000 out of its own funds and received therefor the Trust Note and Trust Warrant 1 to purchase 36,000 shares of the Issuer.

     (xi) On March 1, 2002, the Issuer entered into an agreement with the Foundation pursuant to which the Foundation is granted the right to designate a nominee for election as a director of the Issuer. DEJ has been appointed as the Foundation's designee to serve as a director of the Issuer. From the date of such agreement, DEJ's services as a director shall be as the director designee of the Foundation.

     (xii) On March 19, 2002, the Issuer entered into the Guaranty Agreement with the Trust, whereby, the Trust agreed to provide a guarantee of the repayment of certain amounts of money the Issuer is obligated to pay to the Issuer's lender and others.

     (xiii) On March 19, 2002, pursuant to the Guaranty Agreement, the Issuer granted to the Trust Trust Warrant 2 to purchase (a) up to 59,200 shares of the Issuer at a price of $0.25 per share and (b) an additional 24 shares of the Issuer at a price of $0.25 per share for each $100 or part thereof which becomes subject to the guaranty of the Trust.

KJW

     (i) On May 29, 1996, the original 80 shares held by KJW in a constituent company prior to a merger in 1999 were pledged by KJW to RPJ/JAJ Partners, Ltd., of which RPJ is a partner, to support the repayment of a promissory note dated May 29, 1996 in the principal amount of $74,326. The maturity of such promissory note has been extended and such note now matures on May 29, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred. These 80 shares were converted to 334,031 shares of the Issuer in the merger and remain subject to the pledge agreement.

     (ii) On September 1, 1999, 3,900 shares were pledged by KJW to the Trust, to enable KJW to purchase on credit shares of common stock of the Issuer by delivery of a promissory note to the Trust in the principal amount of $11,688.97. The maturity of such note has been extended and such note now matures on September 1, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred.

     (iii) On October 19, 1999, 5,881 shares were pledged by KJW to the Trust, to enable KJW to purchase on credit shares of common stock of the Issuer by delivery of a promissory note to the Trust in the amount of $14,999.52_. The maturity of such note has been extended and such note now matures on October 19, 2002. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred

     (iv) On July 24, 2001, CRT#3 granted the KJW-CRT#3 Option to KJW to purchase 30,000 shares. A number of shares equal to 20% of such option become exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     (v) The Profit Sharing Plan entered into a Registration Rights Agreement dated as of February 26, 2002 with the Issuer, CAJ, the Trust, CSM and JCL providing for certain rights with respect to registration of shares obtained upon exercise of warrants and conversion of debt represented by subordinated notes.

     (vi) On February 28, 2002, KJW granted to CAJ a one-year option to purchase 121,750 shares at an exercise price of $.25 per share. This option may be extended for four successive one year periods upon receipt of $1,406.49 for each extension.

     (vii) On February 28, 2002, the Profit Sharing Plan lent to the Issuer the sum of $50,000 out of its own funds and received therefor the KJW Note and KJW Warrant to purchase 12,000 shares of the Issuer.

CAJ:

     (i) On August 31, 2001, CRT#3 granted to CAJ the right to require CRT#3 to purchase up to 200,000 shares from CAJ.

     (ii) On February 25, 2002, CAJ sold 121,510 shares to DJDK for a promissory note in the principal amount of $30,377.50. The obligation to repay the note is secured by a pledge of the 121,510 shares. Under such pledge agreement, the pledgee will only acquire voting power or dispositive power over the shares upon the occurrence of certain contingencies which have not yet occurred.

     (iii) CAJ entered into a Registration Rights Agreement dated as of February 26, 2002 with the Issuer, the Profit Sharing Plan, the Trust, CSM and JCL providing for certain rights with respect to registration of shares obtained upon exercise of warrants and conversion of debt represented by subordinated notes.

     (iv) On February 28, 2002, KJW granted to CAJ a one-year option to purchase 121,750 shares at an exercise price of $0.25 per share. This option may be extended for four successive one year periods upon receipt of $1,406.49 for each extension.

     (v) On March 8, 2002, CAJ lent to the Issuer the sum of $150,000 out of his own funds and received therefor, the CAJ Note and the CAJ Warrant to purchase 36,000 shares of the Issuer.

CSM:

     (i) On July 24, 2001, CRT#3 granted the CSM-CRT#3 Option to CSM to purchase 30,000 shares. A number of shares equal to 20% of such option become exercisable July 24, 2002 and on each July 24 of the four subsequent years.

     (ii) On February 28, 2002, CSM lent to the Issuer the sum of $50,000 out of his own funds and received therefor, the CSM Note and the CSM Warrant to purchase 12,000 shares of the Issuer.

JCL:

     On February 28, 2002, JCL lent to the Issuer the sum of $25,000 out of his own funds and received therefor the JCL Note and the JCL Warrant to purchase 6,000 shares of the Issuer.

RA:

     On March 20, 2002, each of the Reporting Persons entered into a subscription agreement reflecting their agreement to evaluate one or more potential proposals relating to the Issuer which may result in taking the Issuer private as described in Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Statement Pursuant to Rule 13d-1(k).

     2. Pledge Agreement dated May 29, 1996 between KJW and RPJ/JAJ Partners, Ltd. (incorporated by reference to Exhibit 4 to Schedule 13D of KJW dated February 22, 2002).

     3. Promissory Note dated May 31, 1996 in the principal amount of $74,326 issued by KJW to RPJ/JAJ Partners, Ltd., as amended (incorporated by reference to Exhibit 5 to Amendment No. 4 of Schedule 13D of RPJ dated March 28, 2002).

     4. Pledge Agreement dated September 1, 1999 between KJW and the Trust, as amended (incorporated herein by reference to Exhibit 6 to Amendment No. 4 of Schedule 13D of RPJ dated March 28, 2002).

     5. Promissory Note dated September 1, 1999 in the principal amount of $11,688.97 issued by KJW to the Trust, as amended (incorporated herein by reference to Exhibit 7 to Amendment No. 4 of Schedule 13D of RPJ dated March 28,
2002).

     6. Pledge Agreement dated October 19, 1999, between KJW and the Trust, as amended (incorporated herein by reference to Exhibit 8 to Amendment No. 4 of Schedule 13D of RPJ dated March 28, 2002).

     7. Promissory Note dated October 19, 1999 in the principal amount of $14,999.52 issued by KJW to the Trust, as amended (incorporated herein by reference to Exhibit 9 to Amendment No. 4 of Schedule 13D of RPJ dated March 28,
2002).

     8. Share Purchase Agreement dated February 25, 2002 between CAJ and DJDK.

     9. Promissory Note dated February 25, 2002 in the principal amount of $30,377.50 issued by DJDK to CAJ.

     10. Pledge Agreement dated February 25, 2002 between DJDK and CAJ.

     11. RPJ-DE Option Agreement between RPJ and Danny Edwards dated February 28, 2001 (incorporated by reference to Exhibit 3 to Schedule 13D of RPJ, et al., dated February 28, 2001).

     12.  KJW-CRT#3  Option  dated July 24, 2001  (incorporated  by reference to
Exhibit 3 to Amendment  No. 1 of Schedule  13D of RPJ, et al.,  dated August 31,
2001).

     13.  CSM-CRT#3  Option  dated July 24, 2001  (incorporated  by reference to
Exhibit 4 to Amendment  No. 1 of Schedule  13D of RPJ, et al.,  dated August 31,
2001).

     14. CAJ-KJW Option dated February 28, 2002.

     15. Form of Subordinated Promissory Note of the Issuer issued to several lenders. A schedule setting forth material details in which such documents differ from the form is attached.

     16. Form of Warrant issued to various persons. A schedule setting forth material details in which such documents differ from the form is attached.

     17. Conversion Agreement between the Foundation and the Issuer dated March 11, 2002 (incorporated by reference to Exhibit 3 to Amendment No. 3 of Schedule 13D of RPJ filed March 22, 2002).

     18. Designation Agreement between the Foundation and the Issuer dated March 1, 2002 which entitles the Foundation to appoint a director designee to the Board of Directors of the Issuer (incorporated by reference to Exhibit 2 to Amendment No. 3 of Schedule 13D of RPJ filed March 22, 2002).

     19.  Subscription  Agreement  dated  March 28,  2002  among  the  Reporting
Persons.

     20. Guaranty Agreement dated March 19, 2002 between the Issuer and the Trust (incorporated herein by reference to Exhibit 13 to Amendment No. 4 of
Schedule 13D of RPJ dated March 28, 2002).

     21. Trust Warrant 2 dated March 19, 2002 (incorporated herein by reference to Exhibit 14 to Amendment No. 4 of Schedule 13D of RPJ dated March 28, 2002).

     22. Put Agreement dated August 31, 2001 between CAJ and CRT#3 (incorporated herein by reference to Exhibit 1 to Amendment No. 1 of Schedule 13D of RPJ dated August 31, 2001).

     23. Registration Rights Agreement dated February 26, 2002 among the Trust, CAJ, the Profit Sharing Plan, JCL, CSM and the Issuer.

     24. Power of Attorney of each of the Reporting Persons other than RA appointing RPJ and KJW as attorneys in fact with respect to this Schedule 13D and all amendments thereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ Richard P. Johnston
                                       -----------------------------------------
                                       (Signature)

                                       Richard P. Johnston
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ Kenneth J. Warren
                                       -----------------------------------------

                                       Kenneth J. Warren
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ Christopher A. Johnston
                                       -----------------------------------------

                                       Christopher A. Johnston
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ David E. Johnston
                                       -----------------------------------------

                                       David E. Johnston
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ Charles S. Mechem, Jr.
                                       -----------------------------------------

                                       Charles S. Mechem, Jr.
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ John C. Lauchnor
                                       -----------------------------------------

                                       John C. Lauchnor
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       /s/ Robert Jaycox
                                       -----------------------------------------

                                       Robert Jaycox
                                       -----------------------------------------

                                       March 28, 2002
                                       -----------------------------------------
                                       (Date)

                                       ROYAL ASSOCIATES, INC.

                                       By: /s/ Richard P. Johnston
                                           -------------------------------------
                                           Richard P. Johnston, Chairman and CEO

                                  EXHIBIT INDEX

                                                                                  Sequential
Exhibit   Description                                                              Page No.
-------   -----------                                                              --------
   1      Statement Pursuant to Rule 13d-1(k).

   2      Pledge Agreement dated May 29, 1996 between KJW and RPJ/JAJ  Partners,       *
          Ltd.  (incorporated  by  reference to Exhibit 4 to Schedule 13D of KJW dated February 22, 2002).

   3      Promissory Note dated May 31, 1996 in the principal  amount of $74,326       *
          issued by KJW to RPJ/JAJ Partners,  Ltd., as amended  (incorporated by reference to Exhibit 5 to Amendment No. 4 of Schedule 13D of RPJ dated
          March 28, 2002).

   4      Pledge Agreement dated September 1, 1999 between KJW and the Trust, as       *
          amended  (incorporated  herein by  reference to Exhibit 6 to Amendment
          No. 4 of Schedule 13D of RPJ dated March 28, 2002).

   5      Promissory  Note dated  September 1, 1999 in the  principal  amount of       *
          $11,688.97 issued by KJW to the Trust, as amended (incorporated herein by reference  to Exhibit 7 to  Amendment  No. 4 of Schedule 13D of RPJ
          dated March 28, 2002).

   6      Pledge Agreement dated October 19, 1999, between KJW and the Trust, as       *
          amended  (incorporated  herein by  reference to Exhibit 8 to Amendment
          No. 4 of Schedule 13D of RPJ dated March 28, 2002).

   7      Promissory  Note dated  October  19, 1999 in the  principal  amount of       *
          $14,999.52 issued by KJW to the Trust, as amended (incorporated herein by reference  to Exhibit 9 to  Amendment  No. 4 of Schedule 13D of RPJ
          dated March 28, 2002).

   8      Share Purchase Agreement dated February 25, 2002 between CAJ and DJDK.

   9 Promissory note dated February 25, 2002 in the principal amount of $30,377.50 issued by DJDK to CAJ.

   10     Pledge Agreement dated February 25, 2002 between DJDK and CAJ.

   11     RPJ-DE Option  Agreement  between RPJ and Danny Edwards dated February       *
          28, 2001  (incorporated  by  reference to Exhibit 3 to Schedule 13D of
          RPJ, et al., dated February 28, 2001).

   12     KJW-CRT#3  Option  dated July 24, 2001  (incorporated  by reference to       *
          Exhibit 3 to  Amendment  No. 1 of Schedule  13D of RPJ, et al.,  dated
          August 31, 2001.

   13     CSM-CRT#3  Option  dated July 24, 2001  (incorporated  by reference to       *
          Exhibit 4 to  Amendment  No. 1 of Schedule  13D of RPJ, et al.,  dated
          August 31, 2001).

   14     CAJ-KJW Option dated February 28, 2002.


   15 Form of Subordinated Promissory Note of the Issuer issued to several lenders. A schedule setting forth material details in which such documents differ from the form is attached.

   16 Form of Warrant issued to various persons. A schedule setting forth material details in which such documents differ from the form is attached.

   17     Conversion Agreement between the Foundation and the Issuer dated March       *
          11, 2002 (incorporated by reference to Exhibit 3 to Amendment No. 3 of
          Schedule 13D of RPJ filed March 22, 2002).

   18     Designation  Agreement  between the  Foundation  and the Issuer  dated       *
          March 1, 2002  which  entitles  the  Foundation  to appoint a director designee  to the Board of  Directors  of the Issuer  (incorporated  by reference to Exhibit 2 to Amendment No. 3 of Schedule 13D of RPJ filed
          March 22, 2002).

   19     Subscription  Agreement  dated  March 28,  2002  among  the  Reporting
          Persons.

   20     Guaranty  Agreement  dated March 19,  2002  between the Issuer and the       *
          Trust (incorporated herein by reference to Exhibit 13 to Amendment No.
          4 of Schedule 13D of RPJ dated March 28, 2002).

   21     Trust Warrant 2 dated March 19, 2002 (incorporated herein by reference       *
          to Exhibit 14 to  Amendment  No. 4 of Schedule  13D of RPJ dated March
          28, 2002).

   22     Put   Agreement   dated   August  31,  2001   between  CAJ  and  CRT#3       *
          (incorporated  herein by reference to Exhibit 1 to Amendment  No. 1 of
          Schedule 13D of RPJ dated August 31, 2001).

   23     Registration Rights Agreement dated February 26, 2002 among the Trust,
          CAJ, the Profit Sharing Plan, JCL, CSM and the Issuer.

   24 Power of Attorney of each of the Reporting Persons other than RA appointing RPJ and KJW as attorneys in fact with respect to this
          Schedule 13D and all amendments thereto.

* Incorporated by reference.